Exhibit 99.2

Telenor honours its obligation to take delivery of VimpelCom Ltd. preferred shares from Weather Investments

On 28 September 2012, Telenor honoured its obligation to take delivery of 71,000,000 VimpelCom Ltd. preferred shares from Weather Investments II S.à r.l. for USD 113,600,000 in connection with Weather’s exercise of its put option covering such shares, as stated in Telenor’s stock exchange announcement on 16 August 2012. Telenor now has a voting stake of 42.95% in VimpelCom Ltd.